Exhibit 99.4

TOTAL AND ETRION TO BUILD WORLD’S LARGEST SOLAR MERCHANT PROJECT IN CHILE

TOTAL, SUNPOWER AND ETRION PARTNER TO BUILD, OWN AND OPERATE 70 MWP SOLAR POWER PLANT IN CHILE WITH FINANCING SECURED FROM US OVERSEAS PRIVATE INVESTMENT CORPORATION

September 26, 2013, Paris, France and Geneva, Switzerland – Total S.A. (“Total”) (CAC: TOTF.PA) and Etrion Corporation (“Etrion”) (TSX: ETX / OMX: ETX) today announced the planned construction of Project Salvador, the world’s largest solar power project based on spot market electricity (“merchant”) revenues.

Project Salvador will be a 70 megawatt-peak (“MWp”) photovoltaic power plant in the Atacama region of Chile. Pursuant to the terms of the related purchase agreement, Etrion, Total and Solventus Energías Renovables (“Solventus”) will own 70%, 20%, and 10% interests, respectively, in the project. The total project cost of approximately US$200 million will be financed 70% through non-recourse project debt from the Overseas Private Investment Corporation (“OPIC”), the US Government’s development finance institution. The remaining 30% equity portion will be funded by Etrion, Total and Solventus, based on their respective ownership interests.

Project Salvador will be built by Total’s affiliate, SunPower Corporation (“SunPower”) (NASDAQ: SPWR), a US solar energy leader offering solutions unmatched in efficiency, reliability and performance. Project Salvador will also enter into a long-term fixed price operation and maintenance agreement with SunPower.

“Project Salvador is an important step in the process of transforming the capabilities of solar power in the world. This merchant project confirms that solar energy is becoming competitive with other conventional energy sources,” said Philippe Boisseau, President, Marketing & Services and New Energies and a member of the Executive Committee of Total. He continued, “Solar power is a compelling proposition in Chile due to the amount of solar irradiation received every day in the region. Combined with Chile’s high electricity prices, large energy demand and low construction costs, solar can compete with traditional sources of electricity in Chile without government subsidies. As a world leader in the solar industry, we are proud to launch with our partners the largest solar merchant project in the world, and we are pleased to assist Chile in the diversification of its energy mix. We look forward to further developing our solar activities in the country.”

Marco A. Northland, Etrion’s Chief Executive Officer, commented: “This is a very exciting opportunity for Etrion to work alongside Total, SunPower and Solventus in Chile. Project Salvador will demonstrate that solar is a viable and sustainable power solution in Chile given the strong solar irradiation and high electricity prices in the region. This project diversifies our portfolio in terms of geography and contract regime, demonstrates our ability to compete with traditional sources of electricity in a non-subsidy environment and provides a clear platform for growth that will give Etrion the option to declare dividends in the future.”

Chile has an investment grade rating and offers attractive investment opportunities for leading financial institutions to provide non-recourse project finance. Project Salvador will be financed 70% by OPIC with US dollar-denominated, non-recourse project debt with a 19.5-year tenor. The debt financing was approved by OPIC’s Board of Directors on September 19, 2013, with financial close expected in the fourth quarter of this year.

About Project Salvador

The company in which Etrion, Total and Solventus will hold their respective ownership interests holds the licenses, land rights and permits necessary to build, own and operate Project Salvador. Project Salvador will initially operate on a merchant basis where the electricity produced will be sold on the spot market and delivered to the Sistema Interconectado Central (“SIC”) electricity network, with the ability to secure future power purchase agreements (“PPAs”). The solar power plant will be built on 133 hectares leased from the Chilean government through a long-term concession. The facility will connect through the power infrastructure of Corporación Nacional del Cobre de Chile (“Codelco”).

Construction is expected to start during the fourth quarter of 2013, and Project Salvador is expected to be operational by the first quarter of 2015 at the latest. SunPower will install their SunPower Oasis™ Power Blocks system, a fully integrated solution utilizing SunPower’s high efficiency solar panels and single-axis trackers.

Once operational, Project Salvador is expected to produce approximately 200 gigawatt-hours of solar electricity per year, enough to supply electricity to approximately 60,000 people in Chile.

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group holds a 66% stake in SunPower, a world leader in solar energy. Additionally, Total is actively engaged in a number of renewable research and development projects, such as solar and biomass. More information is available at: www.total.com

About Etrion

Etrion Corporation is an independent power producer that owns and operates renewable assets. Etrion currently has approximately 60 MWp of operational, ground-based solar photovoltaic power plants in Italy. Etrion is pursuing opportunities in Chile to complement its existing business by developing solar projects with long-term PPAs or at merchant. Etrion is listed on the Toronto Stock Exchange in Canada and the NASDAQ OMX Stockholm exchange in Sweden. Etrion’s largest shareholder is the Lundin family, which currently owns 24.5% of Etrion directly and through various trusts. Additional information is available at: www.etrion.com

For further information, please contact:

Total

Quentin Vivant, Press officer, quentin.vivant@total.com, tel.: +33 1 41 35 37 44.

Paul Naveau, Press officer, paul.naveau@total.com, tel.: +33 1 41 35 22 44.

Etrion

Marco A. Northland, Chief Executive Officer, mnorthland@etrion.com, tel.: +41 (22) 715 20 90.

Note: A megawatt-peak (MWp) = 1 million peak watts. A peak watt, the unit used to rate the performance of photovoltaic collectors, will deliver 1 watt of electricity under standard conditions of 1,000 watts of light intensity per square meter and an ambient temperature of 25°C.

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that Etrion and/or Total believe, expect or anticipate will or may occur in the future (including, without limitation, statements relating to their anticipated plans to build, operate and finance Project Salvador, including, without limitation, its anticipated construction and operation start dates, the terms and methods under which Project Salvador will be built and operate (including through SunPower), the anticipated amount of solar electricity power to be produced from Project Salvador and the extent to which such power will supply the Chilean market, expected revenues to be derived, from Project Salvador, the anticipated impact of the development of Project Salvador on Chile and generally, as well as sources of financing). This forward-looking information reflects the current expectations or beliefs of Etrion and/or Total, as the case may be, based on information currently available to them as well as certain assumptions (including that all necessary financing and regulatory or other approvals will be obtained and that Project Salvador will be developed and operated in a manner consistent with the expectations of Etrion and Total). Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause actual results to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Etrion or Total. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the failure to obtain necessary financing or approvals to complete construction of Project Salvador or to operate it as expected, the failure to satisfy conditions precedent to the completion of the acquisition of the project interests as well as unexpected delays in starting or completing the construction of Project Salvador and resulting delays in the start of operations.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Etrion and Total disclaim any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although Etrion and Total believe that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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